Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com

April 23, 2013

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D. C. 20549-6010

RE:	General Cable Corporation

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed March 1, 2013

File No. 1-12983

Dear Mr. O’Brien:

Set forth below is General Cable Corporation’s (the “Company”) response to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2013 addressed to Mr. Gregory Kenny, relating to the Company’s Form 10-K/A for the fiscal year ended December 31, 2011.

For ease of reference, the text of the Staff’s comment is set forth below in bold italics followed by the Company’s response.

Note 22, page 112

Given that the “complex” inventory theft scheme was not discovered until October 2012, please identify and describe for us the objective and reliable evidence that clearly supports your allocation of inventory losses to the 2009-2012 interim and annual periods. Specifically address whether there is physical inventory data that directly supports your allocations and how you determined that such data was reliable in the light of the compromising issues disclosed under Item 9A. Tell us also why the restated financial statement data in Notes 20 and 21 do not appear to include the disclosures outlined in ASC 250-10-50-7. We may have further comment.

Allocation of Inventory Losses

The Company acknowledges the Staff’s comment and offers the following response. In evaluating the physical inventory allocations and concluding such data was reliable, the Company relied on sources that it believes provide the most reliable evidence to support its allocation of inventory losses for the 2009-2012 interim and annual periods. Specifically, it used historically recorded fiscal year-end inventory quantities from its perpetual inventory system which, for reasons noted below, the Company believes contains

Mr. Terence O’Brien

April 23, 2013

objective and reliable data regarding inventory quantities other than work-in-process inventory. With regard to work-in-process inventory, which constitutes only a small percentage of the Company’s inventory at any particular time, the Company performed a historical analysis, based on available production data, from which it extrapolated work-in-process inventory quantities. For perspective, work-in-process inventory represented approximately 3% of the total inventory balance of the Company’s Brazilian operations as of December 31, 2011.

For the third quarter of 2012, the Company conducted a comprehensive physical inventory count and relied principally on the actual physical inventory data for its disclosures. With regard to earlier periods, the Company determined that its perpetual inventory system provided reliable inventory quantity data except for work-in-process inventory data. The Company concluded that the inventory quantity data was reliable based on comparisons between historical physical inventory count records and quantities in the perpetual inventory system with respect to metal raw material, non-metal raw material, and finished goods. This conclusion is consistent with the Company’s investigation findings that the inventory accounting issues resulted from accounting errors or manipulation that occurred through manual adjustments to the general ledger, which affected the inventory valuation process, rather than inventory quantities. In addition, the Company utilizes the inventory quantity data within the perpetual inventory system for purposes of production planning and shipments to customers. The Company’s manufacturing operations rely on accuracy of the inventory quantity data in the perpetual inventory system to effectively manage production scheduling, raw material sourcing, and fulfillment of customer orders. Due to the significant volume throughput and high number of inventory turns at the Company’s Brazilian operations, the Company’s ability to effectively manage the production process and fulfill customer orders would have been substantially impaired if the inventory quantity data was not materially correct. For perspective, the inventory turns for the Company’s Brazilian operations over the 2011 fiscal year were approximately eight. As noted in the Item 9A disclosure in the Form 10-K/A, while physical inventory counts were reconciled to the inventory quantities in the perpetual inventory system during the impacted periods, reconciliation of inventory values to the general ledger balance was not performed. Physical inventory counts in October, November, and December 2012 and January 2013 were referenced to validate the aggregate amount of the inventory error.

After determining the reliability of the physical inventory count data, the Company recalculated the year-end inventory values for metals (including metals in raw materials, work-in-process, and finished goods), other raw materials, work-in-process (exclusive of metals), and finished goods (exclusive of metals). The Company referenced contemporaneous objective pricing sources, such as invoice information, to validate its recalculations of the inventory values. The total year-end adjustments were applied ratably to 2010, 2011 and 2012 for purposes of determining the quarterly valuation. For example, if gross margin decreased by 2% for an annual period, a 2% reduction was applied to each quarter within the year. In determining to use this methodology, the Company considered the investigative finding that the manual adjustments were performed throughout the course of the years 2010-2012, rather than in any particular period or periods within those years. In addition, the Company reviewed the quarterly margins as they were initially reported for the 2010-2012 restatement periods, and such margins appeared reasonably consistent throughout the periods; no single quarterly margin was unusually high or low. Based on these factors, the Company believes its approach was reasonable. In this regard, the Company does not believe that operating results for any relevant interim period would be materially different if the Company determined the adjustments through the same detailed analysis it used to determine the total year-end adjustments.

Application of ASC 250-10-50-7

The Company believes that, with respect to Note 20, the disclosure requirements of Item 302(a)(2) of Regulation S-K apply and not the disclosure requirements of ASC 250-10-50-7. The Company believes that the disclosure included in Amendment No. 1 to the

Mr. Terence O’Brien

April 23, 2013

Company’s Quarterly Reports on Form 10-Q/A for the periods ended March 30, 2012 and June 29, 2012, respectively, together with the Company’s Quarterly Report on Form 10-Q for the period ended September 28, 2012 (collectively referred to as the “Quarterly Filings”) complied in all material respects with the requirements of Item 302(a)(2) of Regulation S-K. The Company does not interpret ASC 250-10-50-7 as being applicable to financial information in a financial statement footnote, such as the financial information in Note 21. Even if ASC 250-10-50-7 were applicable, any non-compliance in Note 21 with ASC 250-10-50-7 would not result in omissions that would be material to an investor.

The Company believes that the information in Note 20 does not constitute a “financial statement” in the sense contemplated by ASC 250-10-50-7. In the case of the unaudited financial information presented in Note 20, this information has expressly been referenced as “selected quarterly financial data” from the time of the initial adoption of the requirements in 1975 (see, e.g., Notice of Adoption of Amendments to Form 10-Q and Regulation S-X Regarding Interim Financial Reporting, Accounting Series Release No. 177 (September 10, 1975); Audit Committee Disclosure, Release No. 33-42266 (December 22, 1999)). This is further supported by the fact that the caption of Item 302(a) itself is “Selected Quarterly Financial Data.” The Company believes that such a characterization is inconsistent with the concept of a “financial statement.” Moreover, the requirements related to quarterly financial data were relocated from former Rule 3-16(t) of Regulation S-X to Regulation S-K in 1980 (see General Revision of Regulation S-X, Accounting Series Release No. 280 (September 2, 1980)). In that release, the Commission also relocated the requirement that registrants disclose disagreements with former accountants on financial statement matters from Regulation S-X to former Item 12 of Regulation S-K, stating it has concluded that the disclosure “can be made outside of the financial statements.” It is important to note that the Commission also relocated the selected quarterly financial data to former Item 12 of Regulation S-K, evidencing the Commission’s view that the disclosures were being placed “outside of the financial statements.” Accordingly, the Company believes that the selected quarterly financial data does not constitute a “financial statement” and is not subject to ASC 250-10-50-7.

The Company believes that the disclosure with regard to the reconciliation of restated amounts in the quarterly financial data is governed by Item 302(a)(2) of Regulation S-K, which states the following:

When the data supplied pursuant to paragraph (a) of this section vary from the amounts previously reported on the Form 10-Q filed for any quarter, such as would be the case when a combination between entities under common control occurs or where an error is corrected, reconcile the amounts given with those previously reported and describe the reason for the difference.

The Company’s disclosure in Note 22 of the Company’s Quarterly Report on Form 10-Q/A for the period ended March 30, 2012 and Note 23 of Company’s Quarterly Report on Form 10-Q/A for the period ended June 29, 2012 and the Company’s Quarterly Report on Form 10-Q for the period ended September 28, 2012, respectively, contains information, with respect to the first, second, and third fiscal quarters of 2011 and the first and second fiscal quarters of 2012, responsive to the disclosure items set forth in ASC 250-10-50-7. Because the Quarterly Filings were filed virtually simultaneously with the filing of the Form 10-K/A, the Company believes that its inclusion of the corrected information in the Quarterly Filings should enable the Company to present the supplementary financial data in Note 20 of the Form 10-K/A with respect to the first, second, and third fiscal quarters of 2011 and the first and second fiscal quarters of 2012 without including the additional disclosures contained in Item 302(a)(2) of Regulation S-K.

Mr. Terence O’Brien

April 23, 2013

Since there is no Form 10-Q filing with regard to the fourth quarter of a registrant’s fiscal year, the Company interpreted Item 302(a)(2) as not requiring a reconciliation of the restated fourth quarter 2011 amounts. Even if such reconciliation was required, the Company does not believe that the lack of disclosure with regard to only the fourth quarter of 2011 constitutes a material omission.

The Company does not interpret ASC 250-10-50-7 as being applicable to financial information in a financial statement footnote, such as the financial information in Note 21. Even if ASC 250-10-50-7 were applicable, the Company believes that because the restatement had a very limited impact on the unconsolidated Parent Company financial statements and the financial statements of the Guarantor Subsidiaries, the reconciling information would not be material to an investor. Specifically, the adjustments to the Condensed Balance Sheet information resulting from the restatement related solely to (i) reductions in the amount of investments in subsidiaries, which were eliminated on consolidation (the Parent Company directly or indirectly owns 100% of the stock of the Guarantor Subsidiaries, which directly or indirectly own 100% of the stock of the Non-Guarantor Subsidiaries); and (ii) immaterial liabilities ($1.1 million and $1.9 million for the Parent Company and the Guarantor Subsidiaries, respectively) related to uncertain tax positions resulting from a reclassification restatement adjustment to correct accumulated errors occurring prior to 2009 of $3.5 million from accumulated other comprehensive income to retained earnings, net of tax. In addition, the adjustments to the Condensed Statement of Operations for both the Parent Company and Guarantor Subsidiaries related solely to equity in earnings of the subsidiaries and their corresponding restatement adjustments to net income, including equity in earnings of wholly-owned subsidiaries and equity in other comprehensive income of wholly-owned subsidiaries, all of which were eliminated on consolidation. Disclosure with respect to the “Total” amounts (i.e., the Company’s consolidated financial statements) called for by ASC 250-10-50-7 is contained in the following footnote (Note 22). Accordingly, the Company believes that, even if ASC 250-10-50-7 were applicable, the omission in Note 21 of ASC 250-10-50-7 disclosure with regard to the Company on a consolidated basis is not material. While ASC 250-10-50-7 disclosure specifically directed to the Non-Guarantor Subsidiaries is not included in the Form 10-K/A, the Company notes that the adjustments to Non-Guarantor Subsidiary amounts in the Condensed Statement of Operations would only be reflected in the equity in earnings adjustments for the Parent Company and Guarantor Subsidiaries’ amounts. Perhaps more importantly, the Company believes that because the Non-Guarantor Subsidiaries’ consolidated financial information would be of only limited significance to a holder of the Company’s guaranteed indebtedness, the omission is not material.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

April 23, 2013

If you have any questions regarding our responses or would like to discuss any such responses further, please feel free to contact Robert J. Siverd, Executive Vice President, General Counsel and Secretary, at 859-572-8890 or Diana C. Toman, Vice President, Assistant General Counsel and Assistant Secretary, at 859-572-8315 on any legal matters or me at 859-572-8483 on any accounting matters.

Sincerely,

/s/ Brian J. Robinson

Brian J. Robinson

Executive Vice President, Chief Financial Officer and Treasurer

General Cable Corporation

cc:	Robert J. Siverd

Diana C. Toman